

July 23, 2007

By facsimile to (212) 735-2000 and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

Re: Pzena Investment Management, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed July 10, 2007
        File No. 333-143660

Dear Mr. Palladino:

        We reviewed the filing and have the comments below.

Prospectus' Inside Front Cover Page; Our Investment Process and Strategies, page 4; Our
Investment Performance, page 76

1.   We note the responses to prior comments 6 and 8. Expand the disclosure to make clear
        that the historical returns of Pzena's strategies should not be considered indicative of
        future results that should be expected from these strategies or from any other strategies
        that Pzena may be incubating or developing. We note the disclosure in the risk factors
        section on page 22.

Lock-Up, page 9; Lock-up Agreements, page 104; No Sales of Similar Securities, page 108

2.   We note the response to prior comment 10. Expand the disclosure to include the
        information that you provided us:

- The underwriters have no present intention or arrangement to release any securities subject to the lock-up agreements.

- There are no specific criteria that the underwriters will use in determining whether to release any securities subject to the lock-up agreements.

- The release of any securities is subject to the sole discretion of the underwriters, which would be considered on a case by case basis.

Summary Selected Historical Consolidated and Pro Forma Financial Data, page 11; Unaudited Pro Forma Financial Information, page 44

3. We have read your response to prior comment 11. Please complete the unaudited pro forma consolidated balance sheet and pro forma consolidated statement of operations. Please be sure to properly label the assumptions inherent in the pro forma financial statements. Please refer to Rule 11-02(b)(8) of Regulation S-X.

Use of Proceeds, page 40; Capitalization, page 42; Dilution, page 43

4. We have read your response to prior comment 18. Please complete the use of proceeds, capitalization, and dilution disclosures. Please revise your pro forma information elsewhere in the filing if necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 52

5. We have read your response to prior comment 21. Please discuss and analyze the reasons for the declining trend in your weighted average management fee for the period from 2004 through 2007. Please refer to Item 303 of Regulation S-K.

2006 Summary Compensation, page 87

6. Revise footnote (3) to the table to show separately the amounts of the guaranteed and discretionary bonuses paid to the named executive officers for fiscal year 2006.

Note 8. Compensation, page F-24

7. We have read your response to prior comments 37 and 38. Please provide us a copy of the valuation report prepared by your investment bank to determine your fair value. Please ensure that this report discusses all significant assumptions, including those regarding your estimated growth rates in revenues and cash flows. Please also ensure

that the valuation report includes a detailed description as to how the companies selected to determine your fair value are comparable to you.

Closing

File an amendment to the registration statement in response to the comments. To expedite our review, Pzena may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Pzena thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Pzena and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Pzena requests acceleration of the registration statement's effectiveness, Pzena should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Pzena from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Pzena may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Pzena provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Scott Watkinson, Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
       Ralph Arditi, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       4 Times Square
       New York, NY 10036

       Vincent Pagano Jr., Esq.
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
       New York, NY 10017